STRATEGY

OUR STRATEGY TO REALISE FUTURE SASOL

Our strategy is **adaptable** and **agile** allowing us to quickly identify interventions to pursue opportunities and mitigate potential threats.

Our strategic approach is developed along two key themes:

STRENGTHEN AND GROW

We are committed to realising the full potential of our foundation businesses.

TRANSFORM

We will explore and pursue opportunities to drive sustainable growth through leveraging our existing assets as well as new ventures.

In the short term, our efforts will be focused on delivering full potential from our foundation businesses, while actively exploring and building transformation opportunities.

In the medium term, we aim to sustain our foundation business's performance while strategically scaling transformation opportunities.

Over the long term, we plan to strategically integrate and optimise our portfolio, leveraging both existing foundation assets and new acquisitions to deliver flexible value.

STRENGTHEN AND GROW

- Delivering operations and marketing excellence eg enhanced delivery from Mining, stabilising Secunda Operations and delivering value from International Chemicals
- Strengthening the balance sheet
- Decarbonising our assets
- Exploring near-term growth opportunities
- Extending value from existing income streams eg gas

TRANSFORM

- Shift portfolio towards more sustainable customer-led solutions
- Build and scale new sustainable Energy and Chemicals Businesses

BE REALISTIC about our challenges and opportunities

FOCUS on what will take us forward

DELIVER against targets and market promises



Our focus is on building a strong foundation while transforming into a more sustainable business.

We believe that we have a 'right-to-win' in the following areas:

1. UTILISING GAS FOR VALUE CREATION
2. INCREASING RENEWABLE ENERGY UTILISATION
3. ACCELERATING THE TRANSFORMATION OF OUR ASSETS TOWARDS MORE SUSTAINABLE FEEDSTOCKS
4. GROWING WITH OUR EXTENSIVE CUSTOMER BASE